Exhibit 99.1

FOR IMMEDIATE RELEASE

Uni-Fuels Secures Letter of Award for Strategic Three-Year Fuel Procurement Supply

SINGAPORE, 10 DECEMBER 2025 — Uni-Fuels Holdings Limited (NASDAQ: UFG), (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions based in Singapore, today announced that its wholly-owned subsidiary, Uni-Fuels Pte Ltd (“Uni-Fuels Singapore”), has received a Letter of Award (“LOA”) for a three-year supply of marine fuels from a leading provider of engineering, procurement, construction, and installation (“EPCI”) contractor of offshore oil and gas projects in the Asia Pacific region.

Under the terms of the LOA, which will commence from 1st January 2026, Uni-Fuels Singapore will provide comprehensive marine fuel solutions, leveraging its extensive local supply network to ensure consistent marine fuel supply and compliance with regulatory standards. This award marks a pivotal milestone in market validation, reflecting deepening industry trust in Uni-Fuels and affirming growing customers’ confidence in Uni-Fuels’ operational expertise, reliability, and ability to support offshore oil and gas projects.

“This strategic award underscores Uni-Fuels’ position as a trusted partner in the marine fuel industry,” said Ms Stefanie Tay, Chief Operating Officer of Uni-Fuels. “It reinforces our reputation for delivering high-quality, tailored solutions to our clients and highlights the scalability of our operations to support growing demand across the Asia Pacific region. We remain focused on strengthening our operational capabilities and ensuring disciplined execution to drive the Company’s growth and long-term value creation.”

The award is expected to contribute positively to Uni-Fuels’ revenue over the next three years, further strengthening the Company’s long-term growth trajectory in its marine fuel business.

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions that has a growing presence across major shipping hubs, with offices in Singapore, Seoul, Dubai, Shanghai and Limassol. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company. The company delivers customer-centric, compliant, and reliable fuel solutions across global markets and time zones, offering customers 24/7 operational support year-round. Backed by a thriving team of over 30 employees from diverse backgrounds and an extensive global supply network, Uni-Fuels has forged trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid a robust industry-wide energy transformation.

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For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 22, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com

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